Exhibit 99.2

SAFE BULKERS, INC.
APT. D11, LES ACANTHES 6
AVENUE DES CITRONNIERS MC98000, MONACO

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time (“ET”) on September 9, 2026 (NOTE FOR HOLDERS THROUGH EURONEXT SECURITIES ATHENS: the cutoff to return votes is instead 11:59 p.m. ET on August 30, 2026, to accommodate the time required to process votes or legal proxies through the cross-border chain of custody). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. ET on September 9, 2026 (NOTE FOR HOLDERS THROUGH EURONEXT SECURITIES ATHENS: the cutoff to return votes is instead 11:59 p.m. ET on August 30, 2026, to accommodate the time required to process votes or legal proxies through the cross-border chain of custody). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Votes should be received by Broadridge by no later than 11:59 p.m. ET on September 9, 2026 (NOTE FOR HOLDERS THROUGH EURONEXT SECURITIES ATHENS: proxy cards should be received by Broadridge by 11:59 p.m. ET on August 30, 2026 instead, to accommodate the time required to process votes or legal proxies through the cross-border chain of custody).

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
T02109-P55827-Z93575	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
SAFE BULKERS, INC.			For All	Withhold All	For All Except
The Board of Directors recommends you vote FOR the following proposal:

1.	Election of the Class III directors listed below to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified.		☐	☐	☐

Nominees

	01)	Konstantinos Adamopoulos
	02)	Kristin H. Holth
	03)	Vasilis Hajioannou

To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

The Board of Directors recommends you vote FOR the following proposal:		For	Against	Abstain

2.	Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2026.	☐	☐	☐

3.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy statement and Annual Report are available at www.proxyvote.com.

T02110-P55827-Z93575

SAFE BULKERS, INC.
ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2026 AT 15:00 LOCAL TIME
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Polys Hajioannou and Konstantinos Adamopoulos, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of SAFE BULKERS, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 15:00 local time, on September 10, 2026, at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000, Monaco, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side